United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Purchases of equity securities by the issuer and affiliated purchasers on April 30, 2021

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE 3	152,566,847	2.89%	2.89%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	04/05/21	141,700	101.1774	14,336,836
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	04/07/21	250,000	103.9046	25,976,151
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	04/08/21	325,000	104.6197	34,001,418
Shares	VALE3	Santander Corporate & Investment Banking	Buy	04/27/21	672,800	109.6120	73,746,986
Shares	VALE3	Santander Corporate & Investment Banking	Buy	04/28/21	907,500	111.5296	101,213,083
Shares	VALE3	Santander Corporate & Investment Banking	Buy	04/29/21	905,000	112.0252	101,382,770
Shares	VALE3	Santander Corporate & Investment Banking	Buy	04/30/21	1,152,200	110.8779	127,753,498

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE 3	156,921,047	2.97%	2.97%

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	1,106,499	0.021%	0.021%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	XP Investments US	Buy	04/05/21	393,468	18.0424	40,165,938
ADS	VALE	XP Investments US	Buy	04/07/21	250,000	18.6253	26,012,147
ADS	VALE	XP Investments US	Buy	04/08/21	175,000	18.8115	18,375,023
ADS	VALE	Citigroup Global Markets Inc	Buy	04/27/21	775,000	20.1879	85,149,681
ADS	VALE	Citigroup Global Markets Inc	Buy	04/28/21	1,447,547	20.7693	162,363,273
ADS	VALE	Citigroup Global Markets Inc	Buy	04/29/21	1,600,000	20.9167	179,589,113
ADS	VALE	Citigroup Global Markets Inc	Buy	04/30/21	1,850,000	20.5142	205,073,591

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	7,597,514	0.14%	0.14%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: May 10, 2021